Filed by Ashford Hospitality Trust, Inc.
(Commission File No. 001-31775) pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934

Subject Company: FelCor Lodging Trust Incorporated
Commission File No. 001-14236

NEWS RELEASE

ASHFORD HOSPITALITY TRUST RESPONDS TO FELCOR LODGING TRUST'S ACCEPTANCE OF AN ALTERNATIVE MERGER PROPOSAL

DALLAS, April 25, 2017 - Ashford Hospitality Trust (NYSE: AHT) (“Ashford Trust” or "We") today responded to the announcement that the Board of Directors of FelCor Lodging Trust Incorporated (NYSE: FCH) ("FelCor") had entered into a merger agreement with RLJ Lodging Trust (NYSE: RLJ) providing for all-stock consideration for FelCor stockholders valued at $8.01 per share based on the April 24, 2017 closing share price of $22.12 per share.  Ashford Trust announced that it had submitted a revised offer to FelCor’s Board of Directors on April 20, 2017, comprised of 50% cash consideration and valued at $8.22 per share based on the April 24, 2017 closing share price of AHT of $6.43 per share.  Despite the acceptance of RLJ’s all-stock offer, FelCor pushed hard for a cash offer from Ashford Trust.

Ashford Trust believes its offer would have been more attractive to shareholders than the RLJ offer as it included 50% cash, would have provided a more certain path to future value creation through guaranteed synergies and operational enhancements and offered a higher dividend yield on the stock component of the bid. Ashford Trust is disappointed that the FelCor Board of Directors decided not to meaningfully engage on the recently revised offer.

A copy of the letter delivered to FelCor’s Board of Directors on April 20, 2017 is included below:

April 20, 2017

The Board of Directors: Mr. Christopher J. Hartung, Mr. Glenn A. Carlin, Mr. Thomas J. Corcoran, Jr., Mr. Robert F. Cotter, Ms. Patricia L. Gibson, Mr. Steven R. Goldman, Ms. Dana Hamilton, Mr. Charles A. Ledsinger, Mr. Robert H. Lutz, Jr. and Mr. Mark D. Rozells

FelCor Lodging Trust Incorporated
125 E. John Carpenter Freeway, Suite 1600
Irving, Texas 75062

Dear Members of the Board:

We remain committed to combining Ashford Hospitality Trust, Inc. ("Ashford Trust", "AHT" or "We") and FelCor Lodging Trust Incorporated ("FelCor") to create a leading lodging REIT for our collective shareholders.  After receiving your feedback that our initial all-stock proposal needed to include a cash component, we analyzed numerous structures and submitted a revised proposal that included cash consideration in a letter to you dated March 25, 2017.  Since then you have indicated that FelCor would like additional value, cash as well as certainty.  To that end, we have continued to work alongside our investment banking and legal advisors to refine our analysis and the structure of our bid in order to be responsive to these requests and are pleased to provide you the following enhanced proposal.

Proposal
Our updated proposal includes a total consideration of $8.25 per each FelCor share, based on a closing price of AHT as of April 20, 2017 and comprised of the following per share amounts:

•	$4.13 per share in cash;
•	0.608 shares of Ashford Trust;
•	0.003 shares of Ashford Inc. (“AINC”); and
•	0.001 warrants to purchase AINC shares with a strike price of $100 per share and an expiration date that is five years from the transaction closing date

This represents a transaction with merger consideration that is comprised of 50% cash compared to 21% in the prior proposal.  It also reflects an increase to the exchange ratio of 4%.  We are confident that your shareholders will find our enhanced proposal attractive.  Our proposal provides a significant and immediate premium to the current FelCor share price, value certainty, and the substantial future upside in our combined company.

Our proposal represents premiums to FelCor's share price as follows (based on the noted assumed prices for Ashford Trust, AINC and FelCor stock):
•	Based on AHT and AINC unaffected stock prices as of February 17, 2017, a substantial 24% premium to the unaffected closing price of FelCor's stock on February 17, 2017; and
•
Based on AHT's and AINC's 5-trading day volume weighted average prices as of April 20, 2017, an 11% premium to the closing price of FelCor's stock on April 20, 2017, which we believe already reflects a takeover premium.

All other terms in our previous proposal including the synergy guaranty and governance enhancements remain the same, namely:
•
AINC reaffirms its belief that there are approximately $18 million or more of operational and G&A synergies and is willing to provide a one (1) year guarantee of up to $18 million commencing six (6) months following the completion of the transaction with the actual payment of this guarantee, if needed, coming in the form of reduced advisory fees paid to AINC;
•	We will adopt proxy access and are willing to work with you to provide other refinements to governance to be announced in conjunction with the shareholder vote to approve the combination;
•	Three (3) FelCor directors will have the opportunity to join the board of AHT, and AINC has indicated that one (1) FelCor director will have the opportunity to join the board of AINC;
•	As announced, we separated AHT’s Chairman and CEO roles; and
•
We will seek to negotiate and amend the advisory agreement between AHT and AINC within one year of combining our companies to reflect similar recent amendments made between Ashford Hospitality Prime and AINC, where applicable, with any such amendment subject to approval by independent committees of both AHT and AINC Boards.

Financing and Sources and Uses
We are sourcing cash in the transaction by incurring approximately $1.8 billion in new CMBS on FelCor's properties and utilizing $223 million from the Ashford Trust and FelCor balance sheets.  We now expect to refinance FelCor’s outstanding bonds in connection with the closing of the transaction. As you are well aware, in order to refinance FelCor’s outstanding bonds we will be required to pay the “make-whole” which will result in a substantial additional cost.  We believe the FelCor Board should consider this outlay by us - which is necessary to be responsive to your request for more cash - in evaluating the value of our bid. Our definitive agreement will not be subject to a financing contingency and, as you know, we have been working with UBS Investment Bank to obtain committed financing to refinance the existing bonds and fund a portion of the merger consideration.

The table below highlights indicative sources and uses contemplated in our proposal.

Sources	($mm)	Uses	($mm)
AHT Equity	523	Purchase of FelCor Equity	1,145
New CMBS	1,842	Illustrative Fees & Expenses	131
AHT-FCH Excess Balance Sheet Cash	223	Paydown FelCor Revolving Credit Facility	119
AINC Consideration	24	Other FelCor Debt Refinanced (including “make-whole” premium)	1,268
AHT Current Ownership of FelCor	51
Total	$2,663	Total	$2,663

Our proposal contained in this letter is preliminary and non-binding, and does not create any legally enforceable obligation of AHT, AINC or FelCor unless and until a definitive agreement is signed, which would contain customary terms and conditions.  Any final proposal is subject to the completion of a due diligence review, the final approval of our respective Boards and the negotiation and execution of mutually acceptable definitive transaction agreements.

We remain convinced of the strategic benefits of this transaction and strongly believe that a combination is in the best interests of both Ashford Trust's and FelCor's shareholders.  We believe our proposal provides FelCor shareholders both immediate value and the opportunity to participate meaningfully in the future value creation of a leading lodging REIT.  We are prepared to move quickly and look forward to your prompt reply.

Sincerely,

Douglas A. Kessler
Chief Executive Officer
Ashford Hospitality Trust, Inc.

Cc:	Mr. Jonathan H. Yellen EVP, General Counsel

Ashford Hospitality Trust is a real estate investment trust (REIT) focused on investing opportunistically in the hospitality industry in upper upscale, full-service hotels.

Ashford has created an Ashford App for the hospitality REIT investor community.  The Ashford App is available for free download at Apple’s App Store and the Google Play Store by searching “Ashford.”

Contacts

Ashford Hospitality Trust	Media	MacKenzie Partners, Inc.
Deric Eubanks Chief Financial Officer (972) 490-9600 Jordan Jennings Investor Relations (972) 778-9487	Lex Suvanto (212) 729-2463 Lex.suvanto@edelman.com Kara Brickman (212) 729-2443 Kara.brickman@edelman.com	Paul Schulman/Bob Marese (212) 929-5500 (800) 322 -2885

Forward Looking Statements

Certain statements and assumptions in this press release contain or are based upon "forward-looking" information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties.  When we use the words "will likely result," "may," "anticipate," "estimate," "should," "expect," "believe," "intend,” or similar expressions, we intend to identify forward-looking statements.  Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford Hospitality Trust, Inc.’s (“Ashford Trust”) control.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation:  general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; and the degree and nature of our competition.  These and other risk factors are more fully discussed in Ashford Trust’s filings with the Securities and Exchange Commission.  In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the ability to successfully integrate Ashford Trust and FelCor

Lodging Trust Incorporated (“FelCor”); and the ability to recognize the anticipated benefits from the proposed combination of Ashford Trust and FelCor, including the anticipated synergies resulting from the proposed combination.

The forward-looking statements included in this press release are only made as of the date of this press release.  Investors should not place undue reliance on these forward-looking statements.  We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Ashford Hospitality Trust, Inc. (“Ashford Trust”) has made for a business combination transaction with FelCor Lodging Trust Incorporated (“FelCor”). In furtherance of this proposal and subject to future developments, Ashford Trust (and, if a negotiated transaction is agreed, FelCor) may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Ashford Trust or FelCor may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ASHFORD TRUST AND FELCOR ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASHFORD TRUST, FELCOR AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (if and when they become available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Ashford Trust’s Investor Relations department at Ashford Hospitality Trust, Inc., Attention: Investor Relations, 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254 or by calling Ashford Trust’s Investor Relations department at (972) 490-9600. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashford Trust’s website at www.ahtreit.com under the “Investor” link, at the “SEC Filings” tab.

Certain Information Regarding Participants

Ashford Trust and Ashford Inc. and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Ashford Trust’s directors and executive officers in Ashford Trust’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 25, 2016. You can find information about Ashford Inc.’s directors and executive officers in Ashford Inc.’s definitive proxy statements for its most recent annual meeting and special meeting filed with the SEC on April 28, 2016 and October 7, 2016, respectively. You can find information about FelCor’s directors and executive officers in FelCor’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov and (with respect to documents and information relating to Ashford Trust) from Investor Relations at Ashford Trust, as described above.  Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other related documents filed with the SEC if and when they become available.

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